SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

THE BUREAU OF NATIONAL AFFAIRS, INC.

(Name of Issuer)

Class A Common Stock, Par Value $1.00 Per Share

(Title of Class of Securities)

121164107
(CUSIP Number)

Karl P. Kilb, Esq.
Bloomberg Inc.
731 Lexington Avenue
New York, NY 10022
(212) 318-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

(with copies to)
Maurice M. Lefkort, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8000

September 29, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 121164107
1		NAME OF REPORTING PERSON Bloomberg Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (See Item 5)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 121164107
1		NAME OF REPORTING PERSON Bloomberg-BNA Holdings Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (See Item 5)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1.                      Security and the Issuer

This Schedule 13D relates to the shares of Class A common stock, par value $1.00 per share (the “Class A Common Stock”) of The Bureau of National Affairs, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1801 South Bell Street, Arlington, VA 22202.

Item 2.                      Identity and Background

(a) This Schedule 13D is being filed jointly on behalf of Bloomberg Inc., a Delaware corporation (“Parent”) and Bloomberg-BNA Holdings Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Holdings”; and, together with Parent, the “Reporting Persons”).1

(b) The principal business address of the Reporting Persons is 731 Lexington Avenue, New York, NY 10022.

(c) Parent is a global software, media, and data company. Holdings was formed for the sole purpose of engaging in the transactions contemplated by the Merger Agreement (as defined below).

(d), (e) During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person listed on Annex I or Annex II to this Schedule 13D, respectively, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

Item 3.                      Source and Amount of Funds or Other Consideration.

Parent, Brass Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Holdings (“Purchaser”), and the Issuer entered into an Agreement and Plan of Merger, dated as of August 24, 2010 (as amended from time to time, the “Merger Agreement”), a copy of which is filed as Exhibit 1 hereto. Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Purchaser commenced a tender offer (the “Offer”) to purchase all of the issued and outstanding shares of common stock, par value $1.00 per share, of the Issuer including all of the issued and outstanding shares of Class A Common Stock (the “Class A Shares”), all of the issued and outstanding shares of Class B Common Stock, par value $1.00 per share (the “Class B Shares”), and all of the issued and outstanding shares of Class C Common Stock, par value $1.00 per share (the “Class C Shares” and, together with the Class A Shares and the Class B Shares, the “Shares” and, each a “Share”), for $39.50 per Share, net to the sellers in cash, without interest and subject to any required withholding taxes (the “Offer Price”).

1 Michael R. Bloomberg is the beneficial owner of a majority of Parent.  However, pursuant to that certain agreement with the New York City Conflict of Interest Board, Mr. Bloomberg is not involved in the day-to-day operations of the Parent and maintains a type of involvement with Parent consistent with his position as the majority beneficial owner.

The Offer expired at 12:00 Midnight, New York City time, on Wednesday, September 28, 2011. Based on information provided by BNY Mellon Shareowner Services, the depositary for the Offer, a total of 9,221,471 Class A Shares, 14,646,962 Class B Shares, and 6,450 Class C Shares were validly tendered and not properly withdrawn in the Offer, collectively representing approximately 95% of the outstanding Shares. On September 29, 2011, in accordance with the terms of the Offer, Purchaser accepted for payment all of the Shares validly tendered and not properly withdrawn in the Offer and, on September 30, 2011, promptly paid an aggregate of $943,057,878.50 for such Shares, which was funded through cash on hand.

As a result of the purchase of Shares in the Offer, Purchaser owned approximately 96% of the outstanding Class A Shares. On September 30, 2011, in accordance with the Merger Agreement and the “short form” merger provisions set forth in Section 253 of the Delaware General Corporation Law (the “DGCL”), Purchaser merged with and into the Issuer, with the Issuer continuing as the surviving corporation and as a direct wholly-owned subsidiary of Holdings (the “Merger”). Each remaining outstanding Share (other than Shares held by holders who comply with the relevant provisions of the DGCL regarding the right of stockholders to require appraisal of their Shares and any Shares held in the treasury of the Company or owned by Purchaser, Parent or any wholly-owned subsidiary of Parent) was automatically canceled and converted into the right to receive cash in an amount equal to the Offer Price.  An aggregate of $49,056,906.50 was necessary to purchase such remaining Shares in connection with the Merger, which was funded through cash on hand.

For descriptions of the Merger Agreement, see Item 4 below, which descriptions are incorporated herein by reference in response to this Item 3. Such descriptions do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, a copy of which is attached hereto as Exhibit 1, which is incorporated herein by reference in its entirety. This Schedule 13D does not purport to amend, qualify, or in any way modify the Merger Agreement.

Item 4.                      Purpose of Transaction.

The purpose of the transactions described in this Schedule 13D was for Parent, through Holdings and Purchaser, to acquire control of, and the entire equity interest in, the Issuer. The Offer, as the first step in the acquisition of the Issuer, was intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger was to acquire all of the outstanding Shares not tendered and purchased pursuant to the Offer.

On September 29, 2011, pursuant to the Merger Agreement, and promptly following Purchaser’s acceptance for payment of the Shares (the “Acceptance Time”), the Issuer reduced the total number of directors sitting on the Issuer’s Board of Directors (the “Board”) from 11 to five, and Purchaser designated three directors to the Board (the “Purchaser Designees”). The following directors resigned from the Issuer’s Board (and each committee thereof): Paul A. Blakely, Cynthia J. Bolbach, Gerald Hobbs, Marcia P. Kaplan, George J. Korphage, Eunice F. Lin, Darren P. McKewen, Jonathan Newcomb, Ellen Taus, Daniel Toohey, and David M. Victor.
The Board selected the following two directors of the Issuer to continue to serve on the Board as Continuing Directors (as defined in the Merger Agreement): Gregory C. McCaffery and Paul N. Wojcik. To fill the vacancies created by the resignations of the Issuer’s directors, the Board appointed the following three Purchaser Designees as directors of the Issuer, who will also serve on each committee of the Board (other than any committee comprised solely of Continuing Directors established to take action under the Merger Agreement): Martin J. Geller, Peter T. Grauer and Elizabeth T. Mazzeo.

On September 29, 2011, Parent issued a press release announcing the results and expiration of the Offer. A copy of the press release is attached hereto as Exhibit 2, and the information in the press release is incorporated herein by reference.

On September 30, 2011, pursuant to the Merger Agreement, and promptly following the Merger, Paul Wojcik and Greg McCaffery resigned from the Issuer’s Board (and each committee thereof).

On October 3, 2010, the Issuer terminated registration of the Class A Shares under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by filing Exchange Act Form 15 with the Securities and Exchange Commission.

The foregoing summary of certain provisions of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as an Exhibit to this Schedule 13D, which is incorporated herein by reference in its entirety. This Schedule 13D does not purport to amend, qualify, or in any way modify the Merger Agreement.

Item 5.                      Interest in Securities of the Issuer.

(a) and (b) As of September 29, 2011, Purchaser was the direct record owner of and may have been deemed to have shared voting and dispositive power with respect to, and Parent and Holdings may have been deemed to beneficially own and have shared voting and dispositive power with respect to an aggregate of 9,221,471 Class A Shares, representing approximately 96% of the issued and outstanding Class A Shares. Such percentage is based on the 9,597,017 Class A Shares outstanding as of August 24, 2011, as represented by the Issuer in the Merger Agreement. As of September 30, 2011, immediately following the Merger, all Shares were cancelled and each issued and outstanding share of the Purchaser’s common stock, par value $.01 per share (“Purchaser Shares”), was converted into and became one fully paid and nonassessable share of common stock of the Issuer. Holdings was the direct record owner of and may be deemed to have shared voting and dispositive power with respect to, and Parent may be deemed to beneficially own and have shared voting and dispositive power with respect to an aggregate of 100 Purchaser Shares, representing 100% of the issued and outstanding Purchaser Shares. Such percentage is based on the 100 Purchaser Shares outstanding as of September 30, 2011.

(c) On September 29, 2011, Purchaser accepted for purchase all Shares that were validly tendered and not properly withdrawn in connection with the Offer. An aggregate of 9,221,471 Class A Shares were purchased by Purchaser in accordance with the terms of the Offer in an amount equal to the Offer Price.

(d) To the knowledge of the Reporting Persons, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of the Class A Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in Item 4, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person set forth on Annex I or Annex II hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Issuer or its subsidiaries.

Item 7.                      Material to be filed as Exhibits.

1.
Agreement and Plan of Merger, dated as of August 24, 2011, by and among Parent, Purchaser and the Issuer (incorporated herein by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 30, 2011).

2.
Press Release issued by Parent, dated September 29, 2011 (incorporated herein by reference to Exhibit (a)(5)(c) to the Purchaser’s Schedule TO Amendment No. 3, filed with the Securities and Exchange Commission on September 29, 2011).

3.	Joint Filing Agreement, dated as of October 4, 2011 by and among Parent, Holdings and Purchaser.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2011                                                        BLOOMBERG INC.

By:	/s/ Peter Grauer
Name: Peter Grauer
Title: Chairman of the Board and Treasurer

Dated: October 4, 2011                                                        BLOOMBERG-BNA HOLDINGS INC.

By:	/s/ Peter Grauer
Name: Peter Grauer
Title: Chairman

ANNEX I

EXECUTIVE OFFICERS AND DIRECTORS OF BLOOMBERG INC.

The name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and directors of Bloomberg Inc. is set forth below.

Name (Citizenship)	Business Address	Principal Occupation
Peter T. Grauer (United States of America)	731 Lexington Avenue, New York, N.Y. 10022	Chairman of the Board of Directors and Treasurer of Bloomberg Inc.
Daniel L. Doctoroff (United States of America)	731 Lexington Avenue, New York, N.Y. 10022	President and Director of Bloomberg Inc.
Richard K. DeScherer (United States of America)	787 Seventh Avenue, New York, N.Y. 10019	Partner of Willkie Farr & Gallagher LLP and Secretary and Director of Bloomberg Inc.
Thomas F. Secunda (United States of America)	731 Lexington Avenue, New York, N.Y. 10022	Vice Chairman and Global Head of Financial Products & Services and Director of Bloomberg Inc.
Alexius J. Fenwick (United Kingdom)	731 Lexington Avenue, New York, N.Y. 10022	Chief Executive Officer of Bloomberg Ventures LLC
Martin J. Geller (United States of America)	800 Third Avenue, 19th Floor, New York, N.Y. 10022	Chairman and Chief Executive Officer of Geller & Company
Hugh Lowenstein (United States of America)	731 Lexington Avenue, New York, N.Y. 10022	Director of Bloomberg Inc.
Arthur Levitt Jr. (United States of America)	520 Madison Avenue, 28th Floor, New York, N.Y. 10022	Director of Bloomberg Inc.
Jane Bryant Quinn (United States of America)	731 Lexington Avenue, New York, N.Y. 10022	Director of Bloomberg Inc.
Frank Savage (United States of America)	1414 Avenue of the Americas, Suite 1804, New York, N.Y. 10019	Director of Bloomberg Inc.
Matthew A. Winkler (United States of America)	731 Lexington Avenue, New York, N.Y. 10022	Editor-in-Chief of Bloomberg News and Director of Bloomberg Inc.

ANNEX II

EXECUTIVE OFFICERS AND DIRECTORS OF BLOOMBERG-BNA HOLDINGS INC.

The name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and directors of Bloomberg-BNA Holdings Inc. is set forth below.

Name (Citizenship)	Business Address	Principal Occupation
Peter T. Grauer (United States of America)	731 Lexington Avenue, New York, N.Y. 10022	Chairman of the Board of Directors and Treasurer of Bloomberg Inc.
Daniel L. Doctoroff (United States of America)	731 Lexington Avenue, New York, N.Y. 10022	President and Director of Bloomberg Inc.
Richard K. DeScherer (United States of America)	787 Seventh Avenue, New York, N.Y. 10019	Partner of Willkie Farr & Gallagher LLP and Secretary and Director of Bloomberg Inc.
Martin J. Geller (United States of America)	800 Third Avenue, 19th Floor, New York, N.Y. 10022	Chairman and Chief Executive Officer of Geller & Company